Exhibit 4.3

RULES OF THE

RELX GROUP PLC

RESTRICTED SHARE PLAN 2014

Adopted by the Remuneration Committee of RELX Group plc

on 17 February 2014

(Plan and company names changed in connection with the structure simplification and listed entity name changes completed on 1 July 2015)

Minor amendments to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment approved by the directors of RELX Group plc on 14 February 2017

Minor amendments to benefit the administration of the Plan approved by a committee of the directors of RELX Group plc on 22 August 2018 to take effect on the effective date of the corporate simplification, which is expected to be 8 September 2018

Minor amendments to take account of a change in legislation approved by the Remuneration Committee on 25 September 2018

THE RELX GROUP PLC

RESTRICTED SHARE PLAN 2014

1.	DEFINITIONS

1.1     In these Rules and the schedules and appendices to these Rules (each a Schedule or Appendix, as the case may be), unless the context otherwise requires, the following words and expressions have the following meanings:

Adoption Date means 17 February 2014;

Award means a Share Award or Share Option;

Award Certificate means, in relation to any Award, the award certificate issued to the Participant in accordance with Rule 4.2;

Board means the board of directors for the time being of the Company;

Buy-out Award means an Award or part of an Award representing the buy-out of an entitlement or entitlements (Original Entitlement) lost or forfeited as a result of the Participant becoming an Employee or the Participant’s resignation from his former employment in order to become an Employee, and identified as such in such manner as the Committee sees fit;

Capital Reorganisation means any variation in the share capital or reserves of RELX PLC (including, without limitation, by way of capitalisation, rights issue, consolidation, sub-division or reduction);

Committee means the remuneration committee of the Board, or other duly authorised committee of the Board;

Company means RELX Group plc registered in England No. 2746616 by whatever name known from time to time;

Control has the meaning given to it by section 995 of the Income Tax Act 2007;

Date of Grant means the date on which an Award is granted in accordance with the terms of Rule 4;

Dealing Day means any day on which the London Stock Exchange and the Amsterdam Stock Exchange are open for the transaction of business;

Dealing Restrictions means any restrictions on, or requirement for approvals for dealing in Shares whether under applicable law, under the Company’s or RELX PLC’s share dealing rules (as applicable), the provisions of the Listing Rules of the UK Listing Authority or the City Code on Takeovers and Mergers or any of their equivalents in any applicable jurisdiction;

Dividend Equivalent means a right to a cash payment or Shares in accordance with Rule 7;

Employee means any employee or corporate officer of a member of the Group (excluding, subject to Rule 8.7, any director of the Company or RELX PLC);

Financial Year means an accounting reference period as determined in accordance with section 391 of the Companies Act 2006;

Group means the Company and every company which is under the Control of the Company and member of the Group will be construed accordingly;

Normal Vesting Date means the latest of (i) the date(s) specified in the Award Certificate (if any), (ii) in respect of a Performance Award, the date on which the Committee determines the extent to which the Performance Condition has been satisfied and (iii) any other date determined by the Committee at any time, or, if there are Dealing Restrictions in place on the applicable date, such later date when all Dealing Restrictions have been lifted;

Participant means any person who has been granted an Award which has not lapsed in accordance with the provisions of these Rules and includes, where the context permits, the legal personal representatives of a deceased Participant;

Performance Award means an Award which has been granted subject to a Performance Condition;

Performance Condition means the condition or conditions determined by the Committee in accordance with Rule 5 which must be satisfied in order for an Award to Vest;

Performance Period means the period or periods in respect of which the Performance Condition is to be measured, which will be the period(s) determined by the Committee at the Date of Grant or such other period(s) as may be permitted under the Rules;

Plan means this RELX Group plc Restricted Share Plan 2014 as amended from time to time;

Pro-rated Number means such whole number of Shares (rounded down, as necessary) as is determined in accordance with the terms of the Award, as specified in the Award Certificate or otherwise, or, in respect of an Award to which such specified terms do not apply, by multiplying the number of Shares comprised in the Award by A/B where:

(a)

for the purposes of Rule 8 (Cessation of Employment), A is the number of complete months from the start of the Financial Year in which the Award was granted (or such other date as the Committee may determine to take account of any Performance Period and/or the date on which the Participant became an Employee) to the Termination Date, but not exceeding B and B is the number of complete months from the start of the Financial Year in which the Award was granted (or such other date as shall have been applied for the purposes of A in this paragraph) to the Normal Vesting Date or, if deemed appropriate in the case of a Performance Award to which a Performance Period applies, the last day of the Performance Period; and

(b)

for the purposes of Rule 10 (Change of Control of RELX PLC), A is the number of complete months from the start of the Financial Year in which the Award was granted (or such other date as the Committee may determine to take account of any Performance Period and/or the date on which the Participant became an Employee) to the date of an event specified in Clause 10.1, but not exceeding B and B is the number of complete months from the start of the Financial Year in which the Award was granted (or such later date as shall have been applied for the purposes of A in this paragraph) to the Normal Vesting Date or, if deemed appropriate in the case of a Performance Award to which a Performance Period applies, the last day of the Performance Period;

provided that the Committee shall also have discretion, if it considers it appropriate in the particular circumstances, to determine that the Pro-rated Number in respect of any Award for the purposes of Rule 8 and/or Rule 10 shall be calculated on some other basis;

Rules means these Plan rules and any reference to a Rule will be construed accordingly;

Share means an ordinary share in the capital of RELX PLC or shares representing those shares following any Capital Reorganisation of RELX PLC and includes an American Depositary Share representing a Share and Shareholder will be construed accordingly;

Share Award means, unless Schedule 3 applies, a right granted under Rule 4 to receive Shares without payment (other than under Rule 18.15);

Share Option means, unless Schedule 1 and/or Schedule 3 applies, a right in the form of an option granted under Rule 4 to acquire Shares without payment (other than under Rule 18.15) or for a nil or nominal exercise price;

Termination Date means the date on which a Participant ceases to be an Employee;

US Participant means a Participant who is subject to United States taxation under United States law including by reason of being a United States national, or resident in the United States for United States tax purposes;

Vesting means the Participant becoming absolutely entitled to receive the Shares comprised in his Share Award or to exercise his Share Option in each case in accordance with these Rules and Vest and Vested will be construed accordingly; and

Vesting Date means the Normal Vesting Date or such other date upon which an Award Vests in accordance with the Rules.

Where the context permits the singular will include the plural and vice versa and the masculine will include the feminine. Headings will be ignored in construing the Plan.

Any references to a statutory provision will include that provision as it may from time to time be amended, modified or re-enacted.

2.	ELIGIBILITY

2.1     No person will be entitled as of right to participate in the Plan. The Committee may select any Employee to participate in the Plan, except any Employee who is under notice of termination of employment at the Date of Grant, unless the Committee determines otherwise.

3.	INDIVIDUAL LIMIT

3.1     There is no limit on the number or market value of Shares that may be subject to any Award granted to any Employee in a Financial Year.

4.	GRANT OF AWARDS

4.1     Subject to any Dealing Restrictions, the Committee may, during any period specified in Rule 4.3, grant an Award or Awards to any Employee selected by the Committee. The Committee will determine whether an Award (or each Award, as applicable) will be granted as a Share Award or a Share Option.

4.2     Awards will be granted by deed. Each Participant will receive an Award Certificate (electronically or in hard copy) following the Date of Grant summarising the main terms of the Award. The Award Certificate may include the following information:

(a)	whether the Award is a Share Award or a Share Option;

(b)	the number and type of Shares subject to the Award;

(c)	the Normal Vesting Date(s);

(d)	details of any Performance Condition applicable to the Award;

(e)	the Performance Period (if any);

(f)	the terms of any other condition or conditions imposed pursuant to Rule 5;

(g)	whether or not the Award carries a right to Dividend Equivalents and the period in respect of which any Dividend Equivalents will accrue;

(h)	the exercise period or periods applicable to a Share Option;

(i)	which (if any) Schedules to the Plan will apply to the Award;

(j)	the Pro-rated Number which will apply to the Award to the extent it will not be determined as set out in these Rules;

(k)	such other information or terms as the Committee may determine.

4.3     Awards may only be granted within the period of 42 days commencing on any of the following:

(a)	the Adoption Date;

(b)	the release of RELX PLC’s interim (half-yearly) and/or final results in any year;

(c)	the release by RELX PLC of any trading update or (if applicable to RELX PLC at the time) its quarterly results for any year;

(d)	the day on which the Committee resolves that circumstances exist which justify the grant of Awards outside the periods referred to in (a) to (c) above; or

(e)	the day following the lifting of any Dealing Restrictions which prevented the grant of the Award during the periods referred to in (a) to (d) above.

4.4     The Committee may, at any time between the Date of Grant and the Vesting Date, determine that an Award granted as a Share Award should instead be treated as if it had been granted as a Share Option and vice versa. The Committee will arrange for a Participant to be notified as soon as reasonably practicable of any determination pursuant to this Rule 4.4 and to receive revised information on (or an updated Award Certificate setting out) the revised terms of his Award (electronically or in hard copy). Any Award subject to a determination pursuant to this Rule 4.4 will not be treated as a grant of a new Award for the purposes of these Rules so that the Date of Grant, number of Shares under the Award, Performance Condition and Performance Period (if any) and Vesting Date will be unaffected.

4.5     A Participant may surrender his Award in whole or in part within the period of 30 days following the Date of Grant; and, if so surrendered, the Award (or part of the Award, as applicable) shall be deemed for all purposes not to have been granted.

5.	PERFORMANCE AND OTHER CONDITIONS

5.1     An Award may be granted subject to a Performance Condition, determined by the Committee in its absolute discretion at the Date of Grant, which, except as otherwise provided for in the Rules and/or the Award Certificate, as applicable, must be satisfied before the Vesting of the Award.

5.2     The Committee may make the grant or Vesting of an Award subject to any other condition or conditions it determines appropriate including, but not limited to, requiring the Participant to agree to comply with certain post-employment restrictive covenants, to meet shareholding requirements and/or to agree to post-Vesting or post-exercise sale restrictions.

5.3     Awards will Vest (if at all) over a whole number of Shares (rounded down, as necessary). To the extent that any Performance Condition and/or any other condition which applies to the Award is not satisfied and, as a result an Award does not Vest, the Award will lapse.

5.4     The Committee may, acting reasonably, make such adjustments to any Performance Condition (or other condition or conditions imposed in accordance with Rule 5.2) applicable to outstanding Awards as it considers appropriate to take account of any factors which are relevant in the opinion of the Committee and in particular if there is an event which causes it to consider that such Performance Condition, or any part of it, is no longer a fair measure of performance.

5.5     In determining the level of Vesting of a Performance Award, the Committee will take into account the overall business performance of RELX PLC and the Group over the Performance Period and any other factors that it considers appropriate and may modify the Vesting level if it considers that such a modification would result in a fairer outcome. In exercising any such discretion, the Committee will have due regard to the value created for Shareholders and the underlying business performance.

6.	NORMAL VESTING OF AWARDS

6.1     Except as otherwise permitted in the Rules, the number of Shares, if any, which Vest will be determined by the Committee by reference to the extent to which (i) the Performance Condition (if any) has been satisfied and (ii) any other conditions to which the Award is subject have been satisfied or waived in accordance with these Rules.

6.2     Except as otherwise provided in these Rules, Awards will Vest, in accordance with Rule 6.1, on the Normal Vesting Date and any part of an Award which does not Vest will immediately lapse.

6.3     Where an Award takes the form of a Share Award, any Vested Shares will be transferred to the Participant as soon as reasonably practicable after the Normal Vesting Date, subject to any Dealing Restrictions.

6.4     Where an Award takes the form of a Share Option, subject to any Dealing Restrictions, a Participant may exercise his Share Option in whole or in part by giving notice in the manner prescribed by the Company following the Normal Vesting Date. The Participant will specify in the notice of exercise the number of Shares in respect of which the Share Option is being exercised and will provide any required documentation and payment of any exercise price (or appropriate undertaking to pay any exercise price) in respect of the Shares over which the Share Option is being exercised. A notice of exercise will take effect on the date it is validly received by the Company or, if there are any Dealing Restrictions in place on that date, such later date when all Dealing Restrictions have lifted. Subject to any Dealing Restrictions, Vested Shares will be transferred to the Participant as soon as reasonably practicable following the date the notice of exercise takes effect.

7.	ENTITLEMENT TO DIVIDEND EQUIVALENTS

7.1     The Committee may in its discretion grant an Award on the basis that it carries Dividend Equivalents.

7.2     If an Award has been granted on the basis that it carries Dividend Equivalents, the Participant will, subject to Rule 7.4, be entitled to a cash payment equal in value to the ordinary dividends (excluding any associated tax credit) which would have been paid on the Vested Shares during the period determined by the Committee at the relevant Date of Grant or, absent such determination, during the period commencing at the start of the Financial Year in which the Award was granted or, in the case of a Performance Award, at the start of the relevant Performance Period and ending on the earlier of (i) the end of the Performance Period (if any) and (ii) the Vesting of the Award.

7.3     The cash payment to which the Participant becomes entitled under Rule 7.2:

(a)	will be calculated (in such manner as the Committee sees fit) by reference to the currency of payment of the underlying dividend (and paid in such currency as the Committee sees fit);

(b)	will be calculated without any entitlement to interest (or other type of investment return) in the period between the dividend payment date and Vesting;

(c)	will be paid (subject to such deductions as are required by law) as soon as reasonably practicable following Vesting; and

(d)	will be calculated by reference to ordinary dividends and without regard to special dividends or distributions or dividends-in-specie.

7.4     Instead of making a cash payment, the Committee may in its discretion satisfy any entitlement to Dividend Equivalents arising in accordance with Rule 7.2 by issuing or transferring Shares with an equivalent value as determined at the time of Vesting.

7.5     For the avoidance of doubt, any payment referred to in this Rule 7 does not represent an entitlement to actual dividends on the underlying Shares, by reason of the Participant not being the beneficial owner of the Shares at that time.

8.	CESSATION OF EMPLOYMENT

Participant gives or receives notice

8.1     Except as otherwise provided in these Rules, in the event that a Participant gives or receives notice of termination of employment (or ceases to be an Employee without giving or receiving notice) for any reason other than those set out in Rule 8.2 (Approved Leaver), an Award (whether Vested or not) will automatically lapse on the earlier of the date on which notice is given or received and the Termination Date.

Approved Leaver

8.2     Except as otherwise provided in these Rules, if a Participant ceases to be an Employee before the Normal Vesting Date by reason of:

(a)	injury, disability or ill-health;

(b)	redundancy (as defined in section 139 of the Employment Rights Act 1996);

(c)	retirement with the consent of the Company;

(d)	death;

(e)	the sale of the company or business in which the Participant is employed out of the Group; or

(f)	any other reason the Committee (acting fairly and reasonably), in its absolute discretion, determines:

the Award will continue in force over a Pro-rated Number of Shares until the end of the Performance Period and will lapse as to the balance on the Termination Date. The Award will Vest, if at all, on the Normal Vesting Date in accordance with Rule 6.

8.3     The Committee has discretion to vary the application of Rule 8.2 and determine that an Award will instead Vest as at the Termination Date over a Pro-rated Number of Shares to the extent any Performance Condition is satisfied. The Performance Condition (if any) will be assessed based on progress made against targets at the Termination Date as determined by the Committee in its absolute discretion. Such determination will take place as soon as reasonably practicable after the Termination Date and to the extent that an Award does not Vest as at the Termination Date, it will immediately lapse. Any Vested Shares will be transferred to the Participant as soon as reasonably practicable after the date of determination, subject to any Dealing Restrictions.

8.4     The Committee also has discretion, if it considers it appropriate in the particular circumstances, to determine that an Award will Vest (or not) on some other basis.

Exercise Period – Approved Leaver

8.5     Where an Award takes the form of a Share Option and Vests pursuant to this Rule 8, the Committee will determine the period during which the Participant (or the personal representatives of a deceased Participant) may exercise that Share Option (and any other Vested Share Options held by him at the Termination Date to the extent not previously exercised) at the end of which period it will immediately lapse to the extent it has not been exercised.

Intra-Group Transfer of Employment

8.6     For the avoidance of doubt, a Participant will not cease to be an Employee for the purposes of this Rule 8 if he ceases to be employed by a member of the Group or RELX PLC but continues to be or is immediately afterwards employed by another member of the Group or RELX PLC.

Appointment as a Director

8.7     A Participant will not cease to be an Employee for the purposes of this Rule 8 if he is appointed as a director of the Company or RELX PLC (provided that, in the case of a Participant who is appointed as a non-executive director of the Company or RELX PLC, he also remains an employee or corporate officer of a member of the Group).

9.	CLAW-BACK ARRANGEMENTS

Breach of Restrictive Covenants

9.1     If a Participant breaches any term of his post-termination restrictive covenants (such breach to be determined by the Committee acting fairly and reasonably), any Awards (whether Vested or unvested) held by him will lapse on the date of the Committee’s determination as to the breach and the Committee may require him to pay to the Company or any other member of the Group, within seven days after a written demand from the Company, the Relevant Amount (as defined in Rule 9.2).

9.2     The Relevant Amount is an amount equal to A minus both B and C where:

A is an amount equal to the pre-tax gain realised by the Participant in respect of any Awards and Dividend Equivalents in the period beginning six months before the Termination Date and ending on such date as the Participant’s post-termination restrictive covenants are stated to expire. For these purposes, the gain will be the sum of the market value of the Vested Shares when received or acquired by the Participant and the related Dividend Equivalents (as determined by the Committee), and such gain will be determined irrespective of whether the Participant has sold or retained the Shares so received or acquired;

B is an amount equal to the tax and social security charges and liabilities incurred by the Participant in respect of A which the Participant is unable to recover or for which he is otherwise unable to claim relief from the applicable tax authority notwithstanding his obligation to make a payment pursuant to Rule 9.1; and

C is the total aggregate amount of any Claw-back Amount (as defined in Rule 9.4) and any Specified Amount (as defined in Rule 9.4C) paid by the Participant that the Committee determines (acting fairly and reasonably) should be deducted from the Relevant Amount.

Vesting Determined on the Basis of Materially Mis-stated Data

9.3     If the Committee, at any time up to two years after the Vesting of an Award, considers in good faith that the Vesting of the relevant Award and/or the payment of Dividend Equivalents was determined on the basis of materially mis-stated financial or other data (the Incorrect Award), it will, unless determined otherwise at the sole discretion of the Committee, recover the Claw-back Amount (as defined in Rule 9.4) by taking one or more of the following actions:

(a)	scale back any outstanding unvested Awards to take account of the Claw-back Amount (or the balance thereof); and/or

(b)	require the Participant to pay to the Company (or any member of the Group), within thirty days of a written demand from the Company, the Claw-back Amount (or the balance thereof).

9.4     The Claw-back Amount is the difference in value between (i) the Incorrect Award and (ii) the Award and Dividend Equivalents (as the case may be) which could or would have Vested or been payable had the correct data been used, as determined by the Committee acting fairly and reasonably. This may be expressed as a number of Shares or a monetary amount or a combination thereof as the Committee considers appropriate. In determining the Claw-back Amount, the Committee may take into account such matters as it sees fit including, but not limited to:

(a)

the difference between the number of Shares that actually Vested under the Incorrect Award and the number of Shares over which the Committee considers the Award should have Vested had the correct data been used;

(b)	any gain made by the Participant on the sale of Shares received from the Incorrect Award;

(c)

any tax and/or dealing costs incurred by the Participant in connection with the Incorrect Award which the Participant is unable to recover or for which he is otherwise unable to claim relief from the applicable tax authority notwithstanding his obligation to make a payment pursuant to Rule 9.3, and

(d)	the extent and timing of any payment made by the Participant pursuant to Rule 9.1.

Serious Misconduct1

9.4A   In the event of Serious Misconduct by a Participant, any Awards (whether Vested or unvested) held by the Participant will lapse on the date of the Committee’s determination that Serious Misconduct has occurred and the Committee may require the Participant to pay to the Company or any other member of the Group, within seven days after a written demand from the Company, the Specified Amount (as defined in Rule 9.4C below).

9.4B   Serious Misconduct is an act or omission by a Participant that the Committee will, acting fairly and reasonably, consider to be serious misconduct, which may include but not be limited to the following:

(a)	a material breach by a Participant of any of his employment terms with any member of the Group;

(b)	a breach by a Participant of any contractual post-termination obligation that is not covered by Rules 9.1 and 9.2;

(c)	a serious violation of law by a Participant;

(d)

a serious breach of Group policy (such as the Code of Ethics and Business Conduct) by a Participant or behaviour by a Participant which fails to reflect the Company’s governance and business values or has a detrimental impact on the reputation of any member of the Group;

(e)	gross misconduct by a Participant; and/or

(f)	fraud effected by or with the knowledge of a Participant.

9.4C   The Specified Amount is an amount equal to A minus both B and C where:

A is an amount equal to the pre-tax gain realised by the Participant in respect of any Awards and Dividend Equivalents in the period beginning on the date on which such Serious Misconduct is determined by the Committee (acting fairly and reasonably) to have first occurred and ending on the date on which the Committee makes its determination in accordance with Rule 9.4C. For these purposes, the gain will be the sum of the market value of the Vested Shares when received or acquired by the Participant and the related Dividend Equivalents (as determined by the Committee), and such gain will be determined irrespective of whether the Participant has sold or retained the Shares so received or acquired;

B is an amount equal to the tax and social security charges and liabilities incurred by the Participant in respect of A which the Participant is unable to recover or for which he is otherwise unable to claim relief from the applicable tax authority notwithstanding his obligation to make a payment pursuant to Rule 9.4C; and

C is the total aggregate amount of any Relevant Amount (as defined in Rule 9.2) and any Claw-back Amount (as defined in Rule 9.4) paid by the Participant that the Committee determines (acting fairly and reasonably) should be deducted from the Specified Amount.

[1]	The provisions of Rules 9.4A to 9.4C inclusive (and any consequential changes to other provisions) only apply to Awards granted on or after 14 February 2017.

Buy-out Awards

9.5   If, at any time, the Committee considers in good faith that the Grant and/or Vesting of a Buy-out Award and/or the payment of Dividend Equivalents in respect of such Buy-out Award was determined on the basis of incorrect or misleading information (including where the Participant fails, upon request, to provide satisfactory supporting evidence that he has lost or otherwise forfeited any Original Entitlement in respect of which the Buy-out Award was granted), the Committee will, unless determined otherwise at its sole discretion, apply the provisions of Rule 9.3 with any necessary changes to recover the Claw-back Amount as if the Buy-out Award were an Incorrect Award.

9.6   By accepting an Award, a Participant will be bound by this Rule 9 notwithstanding (i) that it may only be applicable after the transfer of Shares under these Rules and (ii) whether or not all or any of the terms of this Rule 9 have been separately notified to each Participant.

10.	CHANGE OF CONTROL OF RELX PLC

10.1   Except as otherwise provided in these Rules, if any person:

(a)

obtains Control of RELX PLC as a result of making an offer to acquire Shares which is either unconditional or is made on a condition such that if it is satisfied the person making the offer will have Control of RELX PLC;

(b)	becomes bound or entitled to acquire Shares under sections 979 and 983 of the Companies Act 2006; or

(c)	obtains Control of RELX PLC in pursuance of a compromise or arrangement sanctioned by the Court under section 899 of the Companies Act 2006,

then any unvested Awards over Shares in RELX PLC will subject to satisfaction of the Performance Condition (if any) Vest in respect of the Pro-rated Number of Shares on a date within 30 days of the relevant event determined by the Committee. The Performance Condition (if any) will be assessed based on progress made against targets as at the date of the relevant event as determined by the Committee in its absolute discretion. Any Vested Shares will be transferred to the Participant as soon as reasonably practicable after the date they Vest.

10.2   Any Award over Shares in RELX PLC to which Rule 10.1 applies which does not Vest as a result of the relevant event will lapse on the relevant event. Where a Vested Award takes the form of a Share Option, the Committee will determine the period during which it may be exercised, at the end of which period it will immediately lapse.

11.	INTERNAL REORGANISATION

11.1   Rule 10 will not apply if the purpose and effect of the change of Control or scheme of arrangement is to create a new holding company for RELX PLC, such company having substantially the same Shareholders and proportionate shareholdings as those of RELX PLC immediately before the scheme of arrangement.

11.2   If Rule 11.1 applies:

(a)	Awards will not Vest as a result of the relevant event;

(b)	an Award will instead be exchanged for an equivalent award over such shares as the Committee determines appropriate; and

(c)	the Committee may make any modifications to the Performance Condition (if any) and/or any other conditions to which the Award is subject, as it determines appropriate.

11.3   Where this Rule 11 applies, a Participant will not be treated as ceasing to be an Employee until he ceases to be employed by a company which is either the relevant holding company or a subsidiary of the holding company (within the meaning of section 1159 of the Companies Act 2006).

12.	ROLLOVER ON A CHANGE OF CONTROL

12.1   The Committee may determine that Rule 10 will not apply on a change of Control of RELX PLC and may, with the consent of the person obtaining Control, (i) determine that the Awards will be rolled over in accordance with either the provisions of Rule 11.2 or Rule 12.2 or (ii) allow the Participants to choose between the Vesting of Awards (if at all) under Rule 10 and rollover in accordance with, as determined by the Committee, Rule 11.2 or Rule 12.2.

12.2   The Committee can determine that Awards are rolled over in accordance with the following terms:

(a)	the Performance Condition (if any) will be assessed based on progress made against targets as at the date of the relevant event as determined by the Committee in its absolute discretion;

(b)

to the extent that the Performance Condition (if any) has been met, the Award will be exchanged for an equivalent award over such shares as agreed between the Committee and the person obtaining Control, and will Vest on the Normal Vesting Date subject only to the Participant remaining in employment within the acquirer group of companies (unless Rule 8.2 applies) and will be subject to the Rules as they last had effect in relation to the Award that was rolled-over; and

(c)	to the extent that the Performance Condition (if any) has not been met, the Award will immediately lapse.

12.3   For the avoidance of doubt, in Rule 10, Rule 11 and Rule 12, Committee means the Committee as constituted immediately before the event by virtue of which the applicable Rule applies.

13.	VOLUNTARY WINDING UP

13.1   The provisions of Rule 10 will apply with such changes as may be necessary in the event that notice is duly given of a resolution for a voluntary winding up of

RELX PLC provided that, all references in that Rule to the date of the relevant event will be treated as references to the date on which notice is given for the voluntary winding-up of RELX PLC.

14.	ADJUSTMENT OF AWARDS

14.1   In the event of:

(a)	any Capital Reorganisation; or

(b)	the implementation by RELX PLC of a demerger or the payment by RELX PLC of a super-dividend which would otherwise materially affect the value of an Award,

the number of Shares comprised in an Award may be adjusted in such manner as the Committee may determine.

15.	SOURCE OF SHARES

15.1   A Participant’s entitlement to Shares will be satisfied by purchase on a recognised stock exchange. No new Shares will be issued in connection with the Plan.

15.2   The delivery of Shares from treasury is prohibited under this Plan for so long as institutional shareholder guidelines recommend this.

16.	RIGHTS ATTACHING TO SHARES

16.1   All Shares transferred on the Vesting of a Share Award will rank pari passu in all respects with the Shares in issue at the date of Vesting except in respect of any rights attaching to such Shares by reference to a record date prior to the date of Vesting and all Shares transferred on the exercise of a Share Option will rank pari passu in all respects with the Shares in issue at the date of exercise except in respect of any rights attaching to such Shares by reference to a record date before the date of exercise.

16.2   Any Shares acquired by a Participant under this Plan will be subject to the articles of association of RELX PLC from time to time.

17.	ADMINISTRATION AND AMENDMENT

17.1   The decision of the Committee will be final and binding in all matters relating to the Plan including the exercise of any discretion under these Rules, the interpretation of the Rules and any dispute relating to any matter in connection with the Rules.

17.2   The Committee may at any time discontinue the grant of further Awards or amend any of the provisions of the Plan in any way it thinks fit provided that:

(a)	the Committee will not make any amendment that would materially prejudice the interests of existing Participants except with the prior consent of the Participants; and

(b)	without prejudice to any provision of the Plan which provides for the lapse of an Award, the Committee may not cancel an Award unless the Participant agrees to such cancellation.

17.3   Notwithstanding any other provision of the Plan, the Committee may make appropriate amendments to the Plan and/or establish schedules to the Plan for the purpose of granting Awards to Employees, based on the Plan but modified to take account of such factors as the Committee determines appropriate including, but not limited to, local tax, exchange control or securities laws in any territory.

18.	GENERAL

Trustee Funding

18.1   Any member of the Group may provide money to the trustee or trustees of any trust or any other person or persons to enable any such person or persons to acquire Shares to be held for the purposes of satisfying Awards, or enter into any guarantee or indemnity for those purposes, to the extent permitted by the Companies Act 2006.

Discretionary Nature of the Plan

18.2   Subject to Rule 18.5, the rights and obligations of a Participant under the terms and conditions of his office or employment will not be affected by his participation in the Plan or any right he may have to participate in the Plan.

18.3   Participation in the Plan does not imply any right to receive Awards on the same or any other basis in any other year.

18.4   The terms of the Plan do not entitle the Participant to the exercise of any discretion in his favour.

18.5   Each Participant waives all and any rights to compensation or damages in consequence of the termination of his office or employment with any member of the Group or RELX PLC for any reason whatsoever (whether such cessation is lawful or unlawful) insofar as those rights arise, or may arise, from his ceasing to have rights or be entitled to Shares under the Plan as a result of such termination or from the loss or diminution in value of such rights or entitlements. If necessary, the Participant’s terms of employment will be varied accordingly.

Changes to RELX PLC’s capital structure

18.6   The existence of any Award will not affect in any way the right or power of the Company, RELX PLC or its Shareholders to make or authorise any or all adjustments, recapitalisations, reorganisations or other changes in the Company’s or RELX PLC’s capital structure, or any merger or consolidation of the Company or RELX PLC, or any issue of shares, bonds, debentures, preferred or prior preference stocks ahead of or convertible into, or otherwise affecting the Shares or the rights thereof, or the dissolution or liquidation of the Company or RELX PLC or any sale or transfer of all or any part of their assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

Notices

18.7    Any notice or other document which has to be given to a Participant under or in connection with the Plan may be (i) delivered or sent by post to him at his home address according to the records of his employing company, (ii) sent by email or fax to any email address or fax number according to the records of his employing company or, in either case, such other address as may appear to the Company to be appropriate, or (iii) provided electronically through a website hosted by the Company or an agent of the Company, provided that the Participant is notified by email, fax or post that such notice or document has been or will be provided in this manner.

18.8    Notices sent by post to a Participant in the UK or US will be deemed to have been given two days after the date of posting. However, notices sent to a Participant in other countries will be deemed to have been given on the seventh day after the date of posting.

18.9    Notices sent by email or fax, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.

18.10  Notices provided through a website will be deemed to have been received on the day they are posted on the website or, if later, the day the Participant is deemed in accordance with Rule 18.8 or Rule 18.9 to have received the notification that it has been provided there.

18.11  Any notice or other document required to be given to the Company under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place or places as the Committee may from time to time determine and notify to Participants) or sent by email or fax to any email address or fax number notified to the sender.

18.12  All Share certificates, Award certificates and other communications relating to the Plan will be sent at the Participant’s risk.

No transfer of Awards

18.13  A Participant may not transfer, assign, charge or otherwise dispose of Awards, or any rights in respect of them, except (i) on the transmission of Awards on the death of a Participant to his personal representatives or (ii) with the consent of the Committee. Any such attempted non-approved transfer will result in the lapse of the Award.

Awards Non-Pensionable

18.14  Awards and Dividend Equivalents under the Plan are not pensionable.

Taxation

18.15  Any liability of a Participant to taxation in respect of an Award will be for the account of the relevant Participant. By accepting an Award, a Participant agrees to comply with any arrangements specified by the Company for the reporting and payment of tax, duty and social security contributions in any jurisdiction in respect of any Award and any Shares to which he is or may become entitled under the Plan including, without limitation, (i) arranging the sale of sufficient Shares on the Participant’s behalf to enable the Company or any member of the Group to satisfy its obligations in respect of deduction or withholding of tax, duty or social security contributions at source and (ii) entering into any election specified by the Company under Chapter 2 of Part 7 of the Income Tax (Employment & Pensions) Act 2003.

Stamp Duty

18.16   The Company or, where the Committee so directs, any member of the Group, will pay the appropriate stamp duty on behalf of Participants in respect of any transfer of Shares on the Vesting of a Share Award or exercise of a Share Option under the Plan.

Expiry of Plan

18.17   No Awards will be granted after the tenth anniversary of the Adoption Date.

Data Protection

18.18   By accepting the grant of an Award, a Participant acknowledges that the Company or any member of the Group may hold, process and transfer personal data relating to them to other members of the Group or to any third parties engaged by them for any and all purposes related to the operation and administration of the Plan in accordance with Company privacy and data protection policies and notices and where the processing is necessary for:

(a)	the operation of the Plan;

(b)	the Company or any member of the Group to comply with its legal obligations; or

(c)	the purposes of the legitimate interests pursued by the Company or any member of the Group.

18.19   A Participant also acknowledges that the Company or any member of the Group may, in accordance with Company privacy and data protection policies and notices and applicable law, transfer or store personal information outside the European Economic Area (EEA), and that personal data may also be processed outside the EEA by the Company or any member of the Group or for one or more of its or their service providers.

Governing Law

18.20   This Plan will be governed by, and construed in accordance with, the laws of England and Wales and the courts of England and Wales will have exclusive jurisdiction in relation to any dispute arising in connection with the Plan.

SCHEDULE 1

Awards to US Participants

This Schedule was adopted by the Committee on 17 February 2014.

The Rules apply to Awards granted to US participants subject to the modifications contained in this Schedule.

(A)	In this Schedule, terms shall have the same meaning as in Rule 1 unless modified by this Schedule.

(B)

Retirement means, for the purposes of the application of Rule 8.2(c) in relation to a US Participant, circumstances which the Committee determines on a case by case basis and in its absolute discretion to constitute retirement (irrespective of whether or not applicable retirement eligible criteria have been met);

(C)

Normal Vesting - Release of Shares. Rule 6.3 shall have the additional requirement that if Shares are to be released to a US Participant, they shall in all instances be released no later than 15 March of the year following the year in which Vesting occurs.

(D)

Dividend Equivalent - Cash Payment. Rule 7.3(c) shall have the additional requirement that any cash payment to the US Participant under this Rule shall in all instances be released no later than 15 March of the year following the year in which Vesting occurs.

(E)

Dividend Equivalent - Shares in Lieu of Cash. Rule 7.4 shall have the additional requirement that if Shares are to be released to a US Participant in lieu of cash, they shall in all instances be released no later than 15 March of the year following the year in which Vesting occurs.

(F)

Approved Leaver. Rule 8.2 shall have the additional requirement that the Shares released to a US Participant shall in all instances be transferred to the US Participant on or before 15 March of the year following the year in which Vesting occurs.

(G)

Committee Adjustments. Rules 8.3 and 8.4 shall have the additional requirement that the Shares released to a US Participant or to a US Participant’s personal representative following the US Participant’s cessation of employment by reason of death, injury, disability or ill-health shall in all instances be transferred to the US Participant or the Participant’s personal representative on or before 15 March of the year following the year in which the US Participant’s cessation of employment occurs.

(H)

Limitation on Exercise Period. Notwithstanding anything contained in the Rules to the contrary, including without limitation, Rules 4.2, 8.5 and 10.2, a Share Option granted to a US Participant must be exercised (but only to the extent Vested), and Shares transferred to the US Participant in settlement thereof (or if Schedule 3 applies, the payment of cash in lieu of Shares) on or before 15 March of the year following the year in which Vesting occurs.

(I)

Award Rollover. Except to the extent consistent with the requirements of Section 409A of the United States Internal Revenue Code (“Code”) for the deferral of compensation without penalty or additional tax or unless an exception to the application of Code Section 409A applies, Rule 12 shall not apply to any Award held by a US Participant if, at the time the election provided by Rule 12 is available to the US Participant, it has Vested. In such case, the Rules of the Plan shall apply to the Award without regard to Rule 12.

(J)

Service Recipient Stock. The Shares underlying any Option granted to a US Participant will in all instances constitute “service recipient stock,” and will be transferred by RELX PLC that is, with respect to such US Participant, an “eligible issuer of service recipient stock” for purposes of Code Section 409A and the regulations promulgated thereunder.

(K)

Application of Code Section 409A. Although neither the Committee nor any member of the Group guarantees any particular tax treatment to a US Participant, awards granted pursuant to this Schedule are intended to be exempt from Section 409A of the Code under the exception for short-term deferrals set forth in Section 1.409A-1(b)(4) of the United States Income Tax Regulations (which requires, in the case of an employer with a fiscal year ending 31 December, that Shares in satisfaction of an award be transferred to the US Participant no later than 15 March of the calendar year following the calendar year in which the award is no longer subject to a substantial risk of lapsing) and shall be limited, construed and interpreted in accordance with such intent.

(L)

Withholding. Notwithstanding anything contained herein to the contrary, all Share releases and cash payments to US Participants contemplated hereunder shall be subject, to the extent applicable, to all applicable tax and withholding rules.

(M)	Effective Date. This Schedule will be effective on the Adoption Date.

SCHEDULE 2

Plan applicable to Elsevier Reed Finance BV*

~~If the Committee wishes to grant Awards to employees of Elsevier Reed Finance BV (ERF), or to employees of companies under the Control of ERF, it may grant Awards pursuant to this Schedule and the following provisions will apply.~~

~~(A)~~	~~The Rules will apply to the grant of Awards under this Schedule, subject to the modifications contained in the following paragraphs.~~

~~(B)~~	~~In this Schedule, terms will have the same meaning as in Rule 1 unless modified by this Schedule.~~

~~(C)~~	~~The definition of Group will be construed as including ERF and every company which is under the Control of ERF.~~

~~(D)~~	~~Awards will not be granted under this Schedule without the agreement of the supervisory board of ERF.~~

*	No longer applicable following the group structure simplification changes announced on 26 February 2015 and completed on 1 July 2015.

SCHEDULE 3

Cash Alternative

If deemed necessary or desirable in respect of tax, regulatory or legal country specific requirements (e.g. exchange control and securities laws) in the countries in which the Plan operates then, notwithstanding any provision to the contrary in these Rules:

(A)

The Committee may decide to satisfy an Award by paying to the Participant an amount equal to the market value (as determined in its discretion) of the number of Shares which would otherwise be transferred following vesting or exercise (as applicable) or an amount determined on such other reasonable basis as the Committee may decide (which could for example, allow for the deduction of any applicable expenses).

(B)	The Committee may grant an Award on the basis that it will be satisfied in cash, as opposed to Shares, as set out in (A) above.

Unless the Committee determines otherwise, the Rules will apply as if any Award granted or to be satisfied pursuant to this Schedule involves a right to, or interest in, Shares for the purposes of determining whether Dealing Restrictions are in place at the Date of Grant, Vesting, exercise, release or surrender of any such Award.

SCHEDULE 4

Australia